United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 29 March 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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LONDON, 30th April 2019
COCA-COLA EUROPEAN PARTNERS

Trading Update for the First-Quarter ended 29 March 2019
and Interim Dividend Declaration

Good start to the year, reaffirming Full-Year 2019 Guidance

REVENUE	VOLUME (UNIT CASES1)	REVENUE PER UNIT CASE[2]	CHANGE VS 1Q 2018
			COMPARABLE VOLUME[3]	REVENUE PER UNIT CASE[2,4]	FX-NEUTRAL REVENUE[4]	REVENUE[4]
€2,584M	549M	€4.70	4.5%	5.5%	8.5%	8.5%

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
“We have delivered a good start to the year, reflecting our continued focus on driving profitable revenue growth through price and mix realisation and solid in market execution. We have a market-leading position with the world’s best non-alcoholic ready-to-drink brands. We believe we have an attractive and exciting investment story, as we continue to expand our total beverage portfolio while strengthening core capabilities that will drive sustainable success. The 100th and 90th birthdays of Coca-Cola in France and Germany respectively, as well as our listing on the London Stock Exchange also marked the quarter.
“Although we have had a good start to the year, the first quarter is our smallest. We are focused on building on this momentum with the key summer selling season ahead of us, albeit following a strong 2018, with some exciting innovations in the pipeline, including the launch of Coke Energy and Aquarius enhanced water. We remain confident in our annual growth objectives over the mid-term, and today we are reaffirming our full-year guidance for 2019. This, alongside declaring a dividend up almost 20%, and the continuation of our share buyback programme, collectively demonstrate our ultimate goal of delivering sustainable value for our shareholders.”
HIGHLIGHTS5

•	Comparable volume +4.5% reflecting solid execution, soft weather-driven comparables, partly offset by a later Easter and the impact of last year’s soft drinks tax changes

•	Revenue per unit case +5.5%[2,4] benefiting from favourable underlying price and package mix (e.g. small cans volume up 13.5%)

•	Transactions[6] outpaced volume growth

•	Launched light cola flavours; Honest Lemonade; Monster Espresso; Honest Tea in glass in select markets

•	Declaring first-half interim dividend of €0.62, up 19% versus last year, maintaining annualised dividend payout ratio of 50%

•	Returned further €234m (5.3m shares) year-to-date via share buyback of previously announced €1.5bn programme (cumulative now €734m; 17.8m shares)

•	Reaffirming Full-Year 2019 guidance[7]

•	Joined the Main Market of London Stock Exchange on 28th March 2019

1.	A unit case equals approximately 5.678 litres or 24 8-ounce servings

2.	Revenue per unit case and the change in revenue per unit case are Fx-Neutral

3.	Adjusted for selling day shift. Reported volume growth 3.0%

4.	The change in revenue per unit case, revenue and Fx-Neutral revenue includes the impact of 2019 incremental soft drinks taxes in Great Britain and France of 3.0%

5.	Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further detail about these measures

6.	A transaction is defined as the serving container that is ultimately used directly by the consumer. It can be a standalone container or one part of a multipack

7.	Refer to page 28 of the 2018 Integrated Report (http://ir.ccep.com/financial-reports/annual-reports) or the website Guidance page (http://ir.ccep.com/financial-highlights/guidance) for more detail

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REVENUE PERFORMANCE BY GEOGRAPHY
Unaudited, changes versus Q1 2018

	REVENUE	% OF TOTAL	REVENUE % CHANGE	FX-NEUTRAL REVENUE % CHANGE
Great Britain	€530M	20.5%	18.0%	16.5%
France[1]	€442M	17.0%	10.0%	10.0%
Germany	€528M	20.5%	8.5%	8.5%
Iberia[2]	€537M	21.0%	3.5%	3.5%
Northern Europe[3]	€547M	21.0%	5.0%	6.0%
Total	€2,584M	100.0%	8.5%	8.5%

1.	France refers to continental France/Monaco

2.	Iberia refers to Spain/Portugal/Andorra

3.	Northern Europe refers to Belgium/Luxembourg/Netherlands/Norway/Sweden/Iceland

Great Britain

•	Revenue +5.5% excluding the impact of incremental soft drinks taxes

•	Solid volume growth supported by Coca-Cola Zero Sugar, Diet Coke, Fanta & Schweppes, & soft weather-driven comparables

•	Small cans volume +27.5% driven by Schweppes 1783 & Coca-ColaTM

France

•	Revenue +6.0% excluding the impact of incremental soft drinks taxes

•	Volume growth driven by Coca-Cola Zero Sugar, Fanta, Fuze Tea & Tropico, & last year’s customer dispute resolution

•	Revenue/UC1 supported by recent pack changes for Coca-ColaTM & priority small packs[2] volume growth +9.0%

Germany

•	Strong volume growth led by the discounter channel & solid growth in Coca-Cola Zero Sugar, Sprite, Monster & Vio

•	Revenue/UC1 growth driven by positive price & priority small pack[2] volume growth +6.5%

•	Fuze Tea & Honest Tea continue to gain distribution

Iberia

•	Volume growth supported by soft weather-driven comparables, improving market trends & solid execution

•	Volume growth led by Coke Classic, Coca-Cola Zero Sugar, Monster & Aquarius

•	Away from Home channel adversely impacted by the timing of Easter

Northern Europe

•	Driven by revenue growth in Norway (+10.0%) & Belux (+6.0%)

•	Revenue/UC1 supported by priority small pack[2] volume growth +5.5%

•	Volume growth led by Coca-Cola Zero Sugar, Fanta, Monster & Fuze Tea

1.	Revenue/UC = Revenue per Unit Case

2.	Priority small packs = PET & Glass < 1litre; Cans <33cl

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VOLUME PERFORMANCE BY CATEGORY
Comparable volumes, changes versus Q1 2018

	% OF TOTAL	VOLUME % CHANGE
Sparkling	86.5%	4.5%
Coca-ColaTM	64.5%	3.5%
Flavours, Mixers & Energy	22.0%	7.5%
Stills	13.5%	4.0%
Hydration	8.0%	3.0%
RTD Tea, RTD Coffee, Juices & Other[1]	5.5%	6.0%
Total	100.0%	4.5%

Coca-ColaTM

•	Coke Classic -1.0% with growth in Germany, Iberia & Northern Europe offset by the impact of last year’s soft drinks taxes

•	Coca-Cola Zero Sugar robust growth (+18.0%) in both the Home & Away From Home channels

•	Diet Coke growth supported by recent flavour launches

Flavours, Mixers & Energy

•	Fanta +6.0% reflecting higher distribution of Zero & flavours

•	Energy +13.5% led by Germany, Iberia & France with strong performances from the Mango Loco & Ultra ranges

•	Schweppes volume +12.5% with growth in both Mixers & Lemonade. Schweppes 1783 continued to grow distribution

Hydration

•	Strong growth from Vio in Germany (+17.0%) driven by recent launches of new Vio Bio flavours as well as Vio Water

•	Smartwater volume +13.5% led by growth in Great Britain across both the Home & Away from Home channels

RTD Tea, RTD Coffee, Juices & Other1

•	Solid share gains in the RTD tea category as Fuze Tea continues to gain scale

•	Honest brands saw strong growth given growing distribution gains across all markets

1.	RTD refers to Ready-To-Drink

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CONFERENCE CALL

•	30th April 2019 at 12:30 BST, 13:30 CEST and 7:30 a.m. EDT; accessible via www.ccep.com

•	Replay & transcript will be available at www.ccep.com as soon as possible

DIVIDENDS

•	The CCEP Board of Directors declared a first-half interim dividend of €0.62 per share

•	The interim dividend is payable 6 June 2019 to those shareholders of record on 24 May 2019

•	The Company is pursuing arrangements to pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges and London Stock Exchange

•
Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 30 April 2019. This translated amount will be posted on our website here: http://ir.ccep.com/shareholder-information/dividends-and-splits

FINANCIAL CALENDAR

•	First-half 2019 results: 8th August 2019

•	Full 2019 calendar available here: http://ir.ccep.com/financial-calendar

CONTACTS

Investor Relations
Sarah Willett	Claire Huff	Joe Collins
+44 7970 145 218	+44 7528 251 033	+44 7583 903 560

Media Relations
Shanna Wendt	Nick Carter
+44 7976 595 168	+44 7979 595 275

About CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling and distributing an extensive range of non-alcoholic ready-to-drink beverages and is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of CCEP’s 2018 Integrated Report/Annual Report on Form 20-F, including the statements under the following headings: Changing consumer preferences and the health impact of soft drinks (such as sugar alternatives); Legal and regulatory intervention (such as the development of regulations regarding packaging and taxes); Packaging and plastics; Competitiveness and transformation; Cyber and social engineering attacks; The market (such as customer consolidation and route to market); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU, political instability in Catalonia, “Gilets Jaunes” protest movement and demonstrations in France); The relationship with TCCC and other franchisors; Product quality; and Other risks.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure. For further information, please refer to pages 22-29 of the 2018 Integrated Report (http://ir.ccep.com/financial-reports/annual-reports).

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted directly from our consolidated financial statements.

‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, Merger and integration related costs, out of period mark-to-market impact of hedges, litigation provisions and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.

‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout 2019.

Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 30, 2019	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer